UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAX-1 ACQUISITION CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

None
(CUSIP Number)

Mark Tompkins

c/o Max-1 Acquisition Corporation

2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

(561) 989-2208

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Name of Reporting Person Mark Tompkins IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 1,065,000(1)

8.	Shared Voting Power 0

9.	Sole Dispositive Power 1,065,000(1)

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 65,000 shares of common stock owned of record by Montrose Capital Partners Limited (“Montrose Capital”). Mr. Tompkins has sole voting and investment power over the shares of common stock of the Company owned of record by Montrose Capital.

(2) Based on 1,250,000 shares of common stock outstanding as of June 16, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on June 19, 2017.

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CUSIP No.: None

1.	Name of Reporting Person Montrose Capital Partners Limited IRS Identification Nos. of Above Persons (Entities Only) Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 65,000

8.	Shared Voting Power 0

9.	Sole Dispositive Power 65,000

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14.	Type of Reporting Person (See Instructions) OO (private limited company)

(1) Based on 1,250,000 shares of common stock outstanding as of June 16, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on June 19, 2017.

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Max-1 Acquisition Corporation (the “Company”). The Company is located at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Mark Tompkins and Montrose Capital Partners Limited (“Montrose Capital”). Mr. Tompkins is the Managing Director of Montrose Capital and has sole control over the voting and investment power over the shares of Common Stock of the Company held by Montrose Capital. Montrose Capital is a private limited company formed under the laws of England and Wales.

(b) Mark Tompkins address is at App. 1, Via Guidino 23, Lugano-Paradiso, V8 6900. Montrose Capital’s address is 32-33 St. James’s Place, London, England, SW1A 1NR.

(c) Mark Tompkins is a director of the Company and the Managing Director of Montrose Capital. Montrose Capital is a privately held company focused on identifying public markets venture capital investment opportunities.

(d) Neither of the reporting persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting persons have not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of Canada. Montrose Capital was formed in England and Wales.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 6, 2017, the Company issued an aggregate of 900,000 shares of Common Stock to Mr. Tompkins for an aggregate purchase price equal to $22,500 paid as an advance for legal fees incurred by the Company pursuant to the terms of a Common Stock Purchase Agreement, dated February 6, 2017.

On June 16, 2017, the Company issued an aggregate of 65,000 shares of the Company’s common stock to Mr. Tompkins for an aggregate purchase price of $1,625 pursuant to the terms of a Common Stock Purchase Agreement, dated June 15, 2017.

On June 16, 2017, Mr. Tompkins acquired 35,000 shares of the Company’s common stock from another stockholder and officer of the Company for an aggregate purchase price of $875 pursuant to the terms and conditions of a Securities Purchase Agreement, dated June 15, 2017.

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On June 16, 2017, Montrose Capital purchased 65,000 shares of the Company’s common stock from the Company at an aggregate purchase price of $1,625 pursuant to the terms and conditions of a Common Stock Purchase Agreement dated June 15, 2017.

Item 4.	Purpose of Transaction.

See Item 3 above. The shares of Common Stock were acquired by the reporting persons for investment purposes. The shares of Common Stock acquired by the reporting persons from the Company in the aggregate of 1,030,000 shares were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Mark Tompkins has voting and investment control over 1,065,000 shares of the Company’s common stock (the “Shares”), representing approximately 85.2% of the shares of common stock outstanding, including 65,000 shares of Common Stock owned of record by Montrose Capital.

As described at Item 3, Mr. Tompkins purchased an aggregate of 965,000 shares of Common Stock from the Company on February 6, 2017 and June 16, 2017. Mr. Tompkins acquired an additional 35,000 shares of Common Stock from an affiliate of the Company on June 16, 2017. Montrose Capital purchased 65,000 shares of common stock from the Company on June 16, 2017, representing approximately 5.2% of the shares of common stock outstanding, as of June 16, 2017. Mr. Tompkins has sole voting and dispositive power over the Shares. Except as set forth in Item 3 above, the reporting persons have not effected any transaction in the Company’s common stock during the last 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the Common Stock Purchase Agreements and the Securities Purchase Agreement described in Item 3, the reporting persons do not have any other contracts, arrangements, undertaking or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit
Number	Description
10.1	Form of Common Stock Purchase Agreement by and between the Company and Mark Tompkins, dated February 6, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10 Registration Statement filed with the Securities and Exchange Commission on March 21, 2017).
10.2	Form of Common Stock Purchase Agreement by and between the Company and Mark Tompkins, dated June 15, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 19, 2017).
99	Joint Filing Agreement, dated June 23, 2017 (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017

/s/ Mark Tompkins
Mark Tompkins

Montrose Capital Partners Limited

By:	/s/ Mark Tompkins
Mark Tompkins, Managing Director

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